TIOMIN RESOURCES INC.

082-03436

News Release (TSX: TIO)

TIOMIN REPORTS 2008 Q2 FINANCIAL RESULTS

TORONTO - August 11, 2008 - Tiomin Resources Inc. ('Tiomin' or the 'Company') (TSX: TIO) reports that for the six month period ended June 30, 2008, it had a loss of $2,286,000 or $0.00 per share compared to a loss of $6,134,000 or $0.02 for the same period in 2007.

Company Highlights

- On July 28, 2008, Tiomin and Jinchuan Group Ltd. ('Jinchuan') of China entered into a Memorandum of Understanding ('MOU'), whereby Jinchuan will acquire 70% of Tiomin Kenya Ltd. ('TKL') by investing U$25 million into TKL, a wholly owned subsidiary of Tiomin that owns 100% of the Kwale Mineral Sands Project ('Kwale' or 'the project'). Jinchuan's investment will entitle it to a 70% interest in TKL and through its shareholding, the project. Under the terms of the MOU, Jinchuan will procure all financing, on normal commercial terms, to develop Kwale. The transaction (which is subject to certain conditions, including definitive documentation) is expected to close by no later than November 1, 2008.

  Although Kwale still remains in *Force Majeure* from December 12, 2006, Tiomin is confident that, with Jinchuan's involvement and commitment to develop the project, the Government of Kenya ('GoK') will complete the steps required by international financiers and Jinchuan to secure debt financing for Kwale.

- On May 27, 2008 the Company and Radiant Resources Inc. ('Radiant') (TSX-V: RRS) announced that they entered into a binding letter of intent ('LOI') pursuant to which Tiomin will acquire all of the outstanding securities of Radiant in exchange for securities of Tiomin (the 'Transaction'). Also, as part of the LOI, Tiomin loaned Radiant CDN$500,000 to begin drilling its Sarsuke property in the Altay Shan region of northwestern China. The transaction is expected to close by no later than October 1, 2008.

Tiomin continues to protect its capital and ended the quarter with a strong cash position of $23,746 and working capital of $24,398. Tiomin continues to evaluate investment opportunities but is committed to maintaining enough capital to finance its share of the potential costs of a full feasibility study at the Pukaqaqa properties, which have the potential to increase resources significantly.

Results of Operations
(Expressed in thousands of Canadian dollars except share and per share data)

Three months ended June 2008	2008	2007
Loss before interest and amortization	1,034	452
Loss before income tax	933	267
Loss per share	0.00	0.00
Total assets	64,791	73,052
Compensation expense relating to stock options	(55)	291
Working capital	24,398	32,400
Mineral properties	9,816	7,780
Deferred exploration and development	27,046	27,074
Share Capital:		
Outstanding (000's)	445,365,168	445,339,200
Warrants (000's)	98,437,692	214,957,692
Options (000's)	40,444,000	26,125,000

Cash Flow and Liquidity

With the current issues in the market, it is important to note that the Company was never exposed to asset backed commercial papers or sub-prime mortgages. At June 30, 2008 the Company had a working capital surplus of $24,398